

TO: Kevin Walsh

FROM: Lawrence S. Olanoff
Herschel S. Weinstein

RE: Amendments to Change of Control Employment Agreements for purposes of Compliance with Code Section 409A and the Final Regulations

DATE: October 29, 2008

You are party to a certain "Change of Control" Employment Agreement ("Agreement") with Forest Laboratories, Inc. ("Forest"). The Agreement provides for your continued employment for three years in the event of a "Change of Control" and for certain payments if your employment is terminated for certain reasons specified in the Agreement contemporaneous with or following a Change of Control.

In calendar year 2007, the Internal Revenue Service (the "IRS") adopted regulations (the "Regulations") under Section 409A of the Internal Revenue Code regarding payments of deferred compensation. The payments and benefits provided to you pursuant to the Agreement constitute "deferred compensation" within the meaning of these Regulations.

In general, the Regulations affect the timing, and to a much lesser degree the scope, of payments of deferred compensation to employees and particularly impact the timing with respect to payments to be made to highly compensated officers, *i.e.*, officers earning in excess of $145,000 per annum. In part, the Regulations set forth specific rules applicable to different payment events, *e.g.*, a "Change of Control," a termination as a result of a "Disability," or a termination without "Cause" or for "Good Reason," each as defined in the Regulations. Payments under any plan or agreements constituting deferred compensation which do not comply with the Regulations will be subject to an additional 20% excise tax payable by the employee.

Forest's Board of Directors has approved the annexed "Revised Agreement" which amends and restates the Agreement to conform to the requirements of the Regulations (with the intention that payments under the Revised Agreement will not be subject to the 20% excise tax) while preserving to the maximum extent possible the forms and amounts of benefits provided to executives as well as the terms pursuant to which the executives are eligible for such benefits pursuant to the Agreement currently in effect.

For your reference, we have annexed a clean copy of the Revised Agreement and a copy of the form of Revised Agreement marked to show changes from the form of Agreement currently in effect. In addition, we have provided below a summary of certain amendments to the Agreement (the below summary is qualified in its entirety by the copy of the Revised Agreement attached hereto):

FOREST LABORATORIES, INC. 909 THIRD AVENUE NEW YORK, NY 10022-4731

(b) The "Change of Control Period" shall mean the period commencing on January 1, 2008 and ending on the third anniversary of such date; provided, however, that commencing on January 1, 2009, and on each annual anniversary of such date (such date and each annual anniversary thereof shall be hereinafter referred to as the "Renewal Date"), unless previously terminated in accordance with this Agreement, the Change of Control Period shall be automatically extended so as to terminate three years after such Renewal Date, unless at least 60 days prior to the Renewal Date the Company shall give notice to the Executive that the Change of Control Period shall not be so extended.

2. Change of Control. For the purpose of this Agreement, a "Change of Control" shall mean:

(a) The acquisition by any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) (a "Person") (i) of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of shares of common stock of the Company which, when added to the common stock beneficially owned by such Person, represents more than 50% of either (A) the total fair market value of the then outstanding shares of common stock of the Company (the "Outstanding Company Common Stock") or (B) the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors (the "Outstanding Company Voting Securities"), or (ii) during any 12-month period, of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of securities of the Company representing 30% or more of the Outstanding Company Voting Securities; provided, however, that for purposes of this subsection (a), the following acquisitions of securities of the Company shall not constitute a Change of Control: (V) any acquisition directly from the Company, (W) any acquisition by the Company, (X) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or any corporation controlled by the Company, (Y) any acquisition made by a Person who is eligible under the provisions of Rule 13d-1 under the Exchange Act as in effect on the date hereof to report such acquisition on Schedule 13G, or (Z) any acquisition by any corporation pursuant to a transaction which complies with clauses (i), (ii) and (iii) of subsection (c) of this Section 2; or

(b) Individuals who, as of the date hereof, constitute the Board of Directors (the "Incumbent Board") cease for any reason to constitute at least a majority of the Board of Directors; provided, however, that any individual becoming a director subsequent to the date hereof whose election, or nomination for election by the Company's shareholders, was approved by a vote of at least a majority of the directors then comprising the Board of Directors shall be considered as though such individual were a member of the Incumbent Board, but excluding for this purpose, any such individual whose initial assumption of office occurs as a result of an

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actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board of Directors; or

(c)   Consummation of a reorganization, merger or consolidation or sale or other disposition of all or substantially all (defined as more than 50% of the total gross fair market value) of the assets of the Company (a "Business Combination"), in each case unless, following such Business Combination, (i) Persons who were the beneficial owners, respectively, of the Outstanding Company Common Stock and Outstanding Company Voting Securities immediately prior to such Business Combination beneficially own, directly or indirectly, more than 50% of the then outstanding shares of common stock and the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors of the corporation resulting from such Business Combination (including, without limitation, a corporation which as a result of such transaction owns the Company or all or substantially all of the Company's assets either directly or through one or more subsidiaries), (ii) no Person (excluding any corporation resulting from such Business Combination or any employee benefit plan (or related trust) of the Company or such corporation resulting from such Business Combination) beneficially owns, directly or indirectly, more than 30% of the combined voting power of the then outstanding voting securities of such corporation except to the extent that such ownership existed prior to the Business Combination and (iii) at least a majority of the members of the board of directors of the corporation resulting from such Business Combination were members of the Incumbent Board at the time of the execution of the initial agreement or of the action of the Board of the Directors providing such Business Combination.

The Executive and the Company hereby acknowledge that there has been no Change of Control (either as defined in the Employment Agreement or in this Agreement) since the date of the Employment Agreement.

3.   Employment Period. The Company hereby agrees to continue the Executive in its employ, and the Executive hereby agrees to remain in the employ of the Company subject to the terms and conditions of this Agreement, for the period commencing on the Effective Date and ending on the third anniversary of such date or such lesser period as determined in accordance with this Agreement (the "Employment Period").

4.   Terms of Employment.

(a)   Position and Duties.

(i)   During the Employment Period, (A) the Executive's position (including status, offices, titles and reporting requirements), authority, duties, and responsibilities shall be at least commensurate in all material respects with the most significant of those held and exercised by and assigned to the Executive at any time during the 120-day period immediately preceding the

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Effective Date and (B) the Executive's services shall be performed at the location where the Executive was employed immediately preceding the Effective Date or any office or location less than 35 miles from such location.

(ii)   During the Employment Period, and excluding any periods of vacation and sick leave to which the Executive is entitled, the Executive agrees to devote reasonable attention and time during normal business hours to the business and affairs of the Company and, to the extent necessary to discharge the responsibilities assigned to the Executive hereunder, to use the Executive's reasonable best efforts to perform faithfully and efficiently such responsibilities. During the Employment Period it shall not be a violation of this Agreement for the Executive to (A) serve on corporate, civic or charitable boards or committees, (B) deliver lectures, fulfill speaking engagements or teach at educational institutions and (C) manage personal investments, so long as such activities do not significantly interfere with the performance of the Executive's responsibilities as an employee of the Company in accordance with this Agreement. It is expressly understood and agreed that to the extent that any such activities have been conducted by the Executive prior to the Effective Date, the continued conduct of such activities (or the conduct of activities similar in nature and scope thereto) subsequent to the Effective Date shall not thereafter be deemed to interfere with the performance of the Executive's responsibilities to the Company.

(iii)   This Agreement shall be canceled and will not be effective in any manner in the event that the Executive's employment with the Company terminates prior to the Effective Date. As of and after such termination, this Agreement shall be deemed to be null and void and may not be reinstated except by the signature of the Chief Executive Officer of the Company.

(b)   Compensation.

(i)   Base Salary. During the Employment Period, the Executive shall receive an annual base salary ("Annual Base Salary"), which shall be paid at a monthly rate, at least equal to twelve times the highest monthly base salary paid or payable, including any base salary which has been earned but deferred, to the Executive by the Company and its affiliated companies in respect of the twelve-month period immediately preceding the month in which the Effective Date occurs. During the Employment Period, the Annual Base Salary shall be reviewed no more than 12 months after the last salary increase awarded to the Executive prior to the Effective Date and thereafter at least annually. Any increase in Annual Base Salary shall not serve to limit or reduce any other obligation to the Executive under this Agreement. Annual Base Salary shall not be reduced after any such increase and the term "Annual

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Base Salary" as utilized in this Agreement shall refer to Annual Base Salary as so increased. As used in this Agreement, the term, "affiliated companies" shall include any company controlled by, controlling or under common control with the Company.

(ii)   Annual Bonus. In addition to the Annual Base Salary, the Executive shall be awarded, for each Bonus Year (as defined below) ending during the Employment Period, an annual bonus (the "Annual Bonus") in cash at least equal to the highest aggregate amount awarded to the Executive under all annual bonus, incentive and other similar plans of the Company with respect to any of the last three full years prior to the Effective Date (annualized in the event that the Executive was not employed by the Company for the whole of such year) (the "Recent Annual Bonus"). For purposes of this Agreement, each fiscal year of the Company or calendar year during the Employment Period with respect to which annual bonuses are paid generally by the Company to employees of the Company shall be referred to as a "Bonus Year." Each such Annual Bonus shall be paid as soon as practicable but no later than two and one half months after the end of the Bonus Year with respect to which the Annual Bonus is awarded, unless the Executive properly elects to defer the receipt of such Annual Bonus in compliance with the terms of any plan of the Company that is then in effect and which permits such deferral.

(iii)   Incentive, Savings and Retirement Plans. During the Employment Period, the Executive shall be entitled to participate in all incentive, savings and retirement plans, practices, policies and programs applicable generally to other peer executives of the Company and its affiliated companies, but in no event shall such plans, practices, policies and programs provide the Executive with incentive opportunities (measured with respect to both regular and special incentive opportunities to the extent, if any, that such distinction is applicable), savings opportunities and retirement benefit opportunities, in each case, less favorable, in the aggregate, than the most favorable of those provided by the Company and its affiliated companies for the Executive under such plans, practices and policies and programs as in effect at any time during the 120-day period immediately preceding the Effective Date or if more favorable to the Executive, those provided at any time during the Employment Period to other peer executives of the Company and its affiliated companies generally.

(iv)   Welfare Benefit Plans. During the Employment Period, the Executive and/or the Executive's family, as the case may be, shall be eligible for participation in and shall receive all benefits under welfare benefit plans, practices, policies and programs provided by the Company and its affiliated companies (including, without limitation, medical, prescription, dental, disability, employee life,

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group life, accidental death and travel accident insurance plans and programs) to the extent applicable generally to other peer executives of the Company and its affiliated companies, but in no event shall such plans, practices, policies and programs provide the Executive with benefits which are less favorable in the aggregate than the most favorable of such plans, practices, policies and programs in effect for the Executive at any time during the 120-day period immediately preceding the Effective Date or, if more favorable to the Executive, those provided at any time during the Employment Period to other peer executives of the Company and its affiliated companies generally.

(v)   Expenses. During the Employment Period, the Executive shall be entitled to receive prompt reimbursement for all reasonable expenses incurred by the Executive in accordance with the most favorable policies, practices and procedures of the Company and its affiliated companies in effect for the Executive at any time during the 120-day period immediately preceding the Effective Date or, if more favorable to the Executive, as in effect at any time during the Employment Period with respect to other peer executives of the Company and its affiliated companies generally.

(vi)   Fringe Benefits. During the Employment Period, the Executive shall be entitled to fringe benefits, including, without limitation, tax and financial planning services, payment of club dues, and, if applicable, use of an automobile and payment of related expenses, in accordance with the most favorable plans, practices, programs and policies of the Company and its affiliated companies in effect for the Executive at any time during the 120-day period immediately preceding the Effective Date or, if more favorable to the Executive, as in effect at any time during the Employment Period with respect to other peer executives of the Company and its affiliated companies generally.

(vii)   Office and Support Staff. During the Employment Period, the Executive shall be entitled to an office or offices of a size and with furnishings and other appointments, and to exclusive personal secretarial and other assistance, at least equal to the most favorable of the foregoing provided to the Executive by the Company and its affiliated companies at any time during the 120-day period immediately preceding the Effective Date or, if more favorable to the Executive, as provided at any time during the Employment Period with respect to other peer executives of the Company and its affiliated companies generally.

(viii) Vacation. During the Employment Period, the Executive shall be entitled to paid vacation in accordance with the most favorable plans, policies, programs and practices of the Company and its affiliated companies as in effect for the Executive at any time during the 120-day period immediately preceding the Effective

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Date or, if more favorable to the Executive, as in effect at any time during the Employment Period with respect to other peer executives of the Company and its affiliated companies generally.

5.   Termination of Employment.

(a)   Death or Disability. The Executive's employment shall terminate automatically upon the Executive's death during the Employment Period. If the Company determines in good faith that the Disability of the Executive has occurred during the Employment Period (pursuant to the definition of Disability set forth below), it may give to the Executive written notice of its intention to terminate the Executive's employment. In such event, the Executive's employment with the Company shall terminate effective on the 30th day after receipt of such notice by the Executive (the "Disability Effective Date"), provided that within 30 days after such receipt the Executive shall not have returned to full-time performance of the Executive's duties. For purposes of this Agreement, "Disability" shall mean the absence of the Executive from the Executive's duties with the Company on a full-time basis for 180 consecutive business days as a result of incapacity due to mental or physical illness which is determined to be total and permanent by a physician selected by the Company or its insurers and acceptable to the Executive or the Executive's legal representative.

(c)   Cause. The Company may terminate the Executive's employment during the Employment Period for Cause. For purposes of this Agreement, "Cause" shall mean:

(i)   the willful and continuous failure of the Executive to perform substantially the Executive's duties with the Company or one of its affiliates (other than any such failure resulting from incapacity due to physical or mental illness), after a written demand for substantial performance is delivered to the Executive by the Board of Directors or the Chief Executive Officer of the Company which specifically identifies the manner in which the Board of Directors or Chief Executive Officer believes that the Executive has not substantially performed the Executive's duties, or

(ii)   the willful engaging by the Executive in illegal conduct or gross misconduct which is materially and demonstrably injurious to the Company.

For purposes of this provision, no act or failure to act on the part of the Executive shall be considered "willful" unless it is done, or omitted to be done, by the Executive in bad faith or without a reasonable belief that the Executive's action or omission was in the best interests of the Company. Any act or failure to act based upon authority given pursuant to a resolution duly adopted by the Board of Directors or upon the instructions of the Chief Executive Officer or a senior officer of the Company or based upon the advice of counsel for the Company shall be conclusively

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presumed to be done or omitted to be done by the Executive in good faith and in the best interests of the Company. The cessation of employment of the Executive shall not be deemed to be for Cause unless and until there shall have been delivered to the Executive a copy of a resolution duly adopted by the affirmative vote of not less than three-quarters of the entire membership of the Board of Directors at a meeting of the Board called and held for the purpose (after reasonable notice is provided to the Executive and the Executive is given an opportunity, together with counsel, to be heard before the Board), finding that, in the good faith opinion of the Board, the Executive is guilty of the conduct described in subparagraph (i) or (ii) above, and specifying the particulars thereof in detail.

(d)   Good Reason. The Executive's employment may be terminated by the Executive for "Good Reason". For purposes of this Agreement, "Good Reason" shall mean a separation from employment occurring no later than two years following the initial existence of one or more of the following conditions arising without the consent of the Executive:

  (i)   any action by the Company, including the assignment to the Executive of any duties inconsistent in any material respect with the Executive's position (including status, offices, titles and reporting requirements), authority, duties or responsibilities as contemplated by Section 4(a) of this Agreement, which results in a material diminution in the Executive's position, authority, duties or responsibilities; or

  (ii)   any material failure by the Company to comply with any of the provisions of Section 4(b)(i) and (ii) of this Agreement; or

  (iii)   any material change in the geographic location at which the Executive must perform services to the Company

In each case described above, in order to constitute "Good Reason" the Executive shall be required to give notice to the Company of the existence of the condition within 90 days after the initial existence of the condition (the failure to timely give such notice shall negate the existence of such condition as a condition giving rise to a "Good Reason" termination), which notice shall give the Company 30 days within which to remedy the condition and which, if so remedied, will negate the existence of the condition as a condition giving rise to a "Good Reason" termination. Notwithstanding anything herein to the contrary, the Executive shall not be deemed to have consented to any condition described in this Section 5(d) unless such consent is in writing.

(e)   With Adequate Reason. The Executive's employment may be terminated by the Executive for any reason or no reason during the 30-day period immediately following the first anniversary of the Effective Date, which shall be referred to for purposes of this Agreement as a termination "With Adequate Reason".

(f)   <u>Without Cause</u>. The Executive's employment may be terminated by the Company other than as a result of the Executive's death or Disability and other than for Cause, which termination (if it occurs at any time <u>other than</u> upon a Change of Control) shall be referred to for purposes of this Agreement as a termination "Without Cause".

(g)   <u>Notice of Termination</u>. Any termination (i) by the Company for Cause, (ii) by the Company without Cause, (iii) by the Executive for Good Reason, (iv) by the Executive With Adequate Reason, or (v) by the Company upon a Change of Control shall be communicated by Notice of Termination to the other party hereto given in accordance with this Agreement. For purposes of this Agreement, a "Notice of Termination" means a written notice which (i) indicates the specific termination provision in this Agreement relied upon, (ii) to the extent applicable, sets forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of the Executive's employment under the provision so indicated and (iii) if the Date of Termination (as defined below) is other than the date of receipt of such notice, specifies the termination date (which date shall be not more than 30 days after the giving of such notice). The failure by the Executive or the Company to set forth in the Notice of Termination any fact or circumstance which contributes to a showing of Good Reason or Cause shall not waive any right of the Executive or the Company, respectively, hereunder or preclude the Executive or the Company, respectively, from asserting such fact or circumstance in enforcing the Executive's or the Company's rights hereunder.

(g)   <u>Date of Termination</u>. "Date of Termination" means (i) if the Executive's employment is terminated (A) by the Company for Cause, (B) by the Executive for Good Reason, (C) by the Executive With Adequate Reason, (D) by the Company upon the occurrence of a Change of Control, or (E) by the Company Without Cause, the date of receipt of the Notice of Termination or any later date specified therein, as the case may be, and (ii) if the Executive's employment is terminated by reason of death or Disability, the date of death of the Executive or the Disability Effective Date, as the case may be.

6.   <u>Obligations of the Company upon Termination</u>.

(a)   <u>Termination upon the Occurrence of a Change of Control</u>. Notwithstanding the provisions of Section 6(b) of this Agreement, if the Company shall terminate the Executive's employment upon the occurrence (but not later than 90 days after) a Change of Control:

(i)   the Company shall pay to the Executive in a lump sum in cash within 30 days after the Date of Termination the aggregate of the following amounts:

A.   the sum of (1) the Executive's Annual Base Salary through the Date of Termination to the extent not theretofore paid, (2) the product of (x) the higher of (i) the Recent Annual Bonus and (ii) the Annual Bonus paid or payable, including any bonus or portion thereof which has been earned but deferred (and annualized for any year consisting of less than 12 full months or during which the Executive was employed for less than 12 full months), for the most recently completed Bonus Year during the Employment Period for which an Annual Bonus was payable, if any (such higher amount being referred to as the "Highest Annual Bonus") and (y) a fraction, the numerator of which is the number of days in the Bonus Year in which the termination of employment occurs through the Date of Termination and the denominator of which is 365 and (3) any accrued vacation pay to the extent not theretofore paid (the sum of the amounts described in clauses (1), (2) and (3) shall be hereinafter referred to for purposes of this Agreement as the "Accrued Obligations"); and

B.   the amount equal to the product of (1) three and (2) the sum of the Executive's (x) Annual Base Salary and (y) Highest Annual Bonus (hereinafter referred to for purposes of this Agreement as the "Severance Obligations"); and

C.   an amount equal to the excess of (1) the actuarial equivalent of the benefit under the Company's qualified defined benefit retirement plan (the "Retirement Plan") (utilizing actuarial assumptions no less favorable to the Executive than those in effect under the Company's Retirement Plan immediately prior to the Effective Date), and any excess or supplemental retirement plan in which the Executive participates (together, the "SERP") which the Executive would receive if the Executive's employment continued for three years after the Date of Termination assuming for this purpose that all accrued benefits are fully vested and assuming that the Executive's compensation in each of the three years is that required by Sections 4(b)(i) and 4(b)(ii), over (b) the actuarial equivalent of the Executive's actual benefit (paid or payable), if any, under the Retirement Plan and the SERP as of the Date of Termination (the amount computed in accordance with this subparagraph (C) shall be hereinafter referred to for purposes of this Agreement as the "SERP Benefit");

(ii)   subject to the provisions of Section 6(h) below, for three years after the Date of Termination, or such longer period as may be provided by the terms of the appropriate plan, program, practice or policy, the Company shall continue benefits to the Executive

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and/or the Executive's family at least equal to those which would have been provided to them in accordance with the plans, programs, practices and policies described in Section 4(b)(iv) of this Agreement if the Executive's employment had not been terminated or, if more favorable to the Executive, as in effect generally at any time during such three year period with respect to other peer executives of the Company and its affiliated companies and their families, provided, however, that if the Executive becomes employed with another employer who provides medical and other welfare plans, the medical and other welfare benefits described herein shall be secondary to those provided under such other plans during such applicable period of eligibility. For purposes of determining eligibility (but not the time of commencement of benefits) of the Executive for retiree benefits pursuant to such plans, practices, programs and policies, the Executive shall be considered to have remained employed until three years after the Date of Termination and to have retired on the last day of such period. The benefits described in this clause (ii) and the extent to which the Executive is entitled to such benefits shall be hereinafter referred to for purposes of this Agreement as the "Welfare Benefits";

(iii)   the Company shall, at its sole expense as incurred, provide the Executive with reasonable outplacement services directly related to the Executive's termination of services to the Company, the provider of which shall be selected by the Executive in his sole discretion, for a period ending no later than the last day of the second taxable year of the Company following the Company's taxable year in which the Date of Termination occurs, provided that any reimbursement by the Company of such expense must be paid no later than the end of the third taxable year of the Company following the taxable year of the Company in which the Executive's termination of employment occurs. The reimbursement for outplacement services described in this clause (iii), including the restrictions on reimbursement set forth herein, shall be referred to for purposes of this Agreement as the "Outpatient Assistance Benefit"; and

(iv)   to the extent not theretofore paid or provided, the Company shall timely pay or provide to the Executive all other amounts or benefits required to be paid or provided or which the Executive is eligible to receive under any plan, program, policy, practice, contract or agreement of the Company and its affiliated companies (other than this Agreement), which amounts or benefits shall be paid or provided in accordance with the terms of such plan, program, policy, practice, contract or agreement (such other amounts and benefits shall be hereinafter referred to for purposes of this Agreement as the "Other Benefits").

(b)   **Termination by the Company Without Cause or by the Executive With Good Reason.** If, during the Employment Period, the Company shall terminate the Executive's employment Without Cause or the Executive shall terminate the Executive's employment for Good Reason:

    (i)   the Company shall pay to the Executive in a lump sum in cash within 30 days after the Date of Termination the aggregate of the following amounts:

        A.   an amount equal to the Accrued Obligations; and

        B.   an amount equal to the Severance Obligations; and

        C.   an amount equal to the SERP Benefit;

    (ii)   Subject to the provisions of Section 6(h) below, for three years after the Executive's Date of Termination, or such longer period as may be provided by the terms of the appropriate plan, program, practice or policy, the Company shall continue the Welfare Benefits;

    (iii)   the Company shall, at its sole expense as incurred, provide the Executive with the Outplacement Assistance Benefit: and

    (iv)   to the extent not theretofore paid or provided, the Company shall timely pay or provide the Other Benefits to the Executive.

    (v)   In the event that during the Employment Period (A) the Executive's employment is terminated by the Company Without Cause or by the Employee for Good Reason and (B) the Company has securities which are publicly traded on an "established securities market" and the Executive is a "specified employee," in each case within the meaning of Section 409A of the Code, as of the Date of Termination, then notwithstanding the preceding provisions of this Section 6(b), the payments and benefits to be made or provided to the Executive pursuant to clauses (i)B. and C. and clauses (ii) and (iv) of this Section 6(b) prior to the date which is six months and one day after the Date of Termination shall not exceed the sum of (X) two times the lesser of (1) the Executive's annualized salary for the Company's taxable year in which the Date of Termination occurs, or (2) the amount described in Section 401(a)(17) of the Code for the calendar year in which the Date of Termination occurs (the "Termination Year"), plus (Y) the applicable dollar amount under Section 402(g)(1)(B) of the Code for the Termination Year, plus (Z) the medical and dental benefits to be provided in accordance with Section 4(b)(iv) of this Agreement (collectively, the "Permitted Payments"). To the extent that the preceding provisions of this Section 6(b) would require payment to the Executive during the six month period commencing on the Date of Termination of any amount in excess of the Permitted Payments, such excess shall be paid to the Executive (without interest) on the date that is six months plus one day after the Date of Termination. The provisions of this clause (v) shall apply only in the event and to the extent necessary to prevent the imposition of any accelerated or additional tax under Section 409A of the Code.

(vi)   Notwithstanding anything in this Section 6(b) to the contrary, if the termination of the Executive's employment by the Company Without Cause or by the Executive with Good Reason occurs more than two years after the Change of Control, then in the event that the provisions of this Section 6(b) are subject to aggregation with any other separation pay plan of the Company offering involuntary termination benefits to the Executive pursuant to Section 409A of the Code and the Treasury Regulations thereunder, the payments required to be made by the Company to the Executive pursuant to clauses (i)B. and C. of this Section 6(b) shall be paid to the Executive at the time and in accordance with the provisions of such other separation pay plan of the Company (but subject to the provisions of clauses (v) of this Section 6(b), if applicable).

(c)   <u>Death</u>. If the Executive's employment is terminated by reason of the Executive's death during the Employment Period, this Agreement shall terminate without further obligations to the Executive's legal representatives under this Agreement other than for payment of Accrued Obligations and the timely payment or provision of Other Benefits. Accrued Obligations shall be paid to the Executive's estate or beneficiary, as applicable, in a lump sum in cash within 30 days after the Date of Termination. With respect to the provision of Other Benefits, the term "Other Benefits" as utilized in this Section 6(c) only shall include, without limitation, and the Executive's estate and/or beneficiaries shall be entitled to receive, benefits at least equal to the most favorable benefits provided by the Company and affiliated companies to the estates and beneficiaries of peer executives of the Company and such affiliated companies under such plans, programs, practices and policies relating to death benefits, if any, as in effect with respect to other peer executives and their beneficiaries at any time during the 120-day period immediately preceding the Effective Date or, if more favorable to the Executive's estate and/or the Executive's beneficiaries, as in effect on the date of the Executive's death with respect to other peer executives of the Company and its affiliated companies and their beneficiaries.

(d)   <u>Disability</u>. If the Executive's employment is terminated by reason of the Executive's Disability during the Employment Period, this Agreement shall terminate without further obligations to the Executive, other than for payment of Accrued Obligations and the timely payment or provision of Other Benefits. Accrued Obligations shall be paid to the Executive in a lump sum in cash within 30 days after the Date of Termination. With respect to the provision of Other Benefits, the term "Other Benefits" as

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utilized in this Section 6(d) only shall include, and the Executive shall be entitled after the Disability Effective Date to receive, disability and other benefits at least equal to the most favorable of those generally provided by the Company and its affiliated companies to disabled executives and/or their families in accordance with such plans, programs, practices and policies relating to disability, if any, as in effect generally with respect to other peer executives and their families at any time during the 120-day period immediately preceding Effective Date or, if more favorable to the Executive and/or the Executive's family, as in effect on the Disability Effective Date with respect to other peer executives of the Company and its affiliated companies and their families.

(e)   For Cause. If the Executive's employment is terminated during the Employment Period by the Company for Cause, this Agreement shall terminate without further obligations to the Executive other than the obligation to pay to the Executive within 30 days after the Date of Termination (i) his Annual Base Salary through the Date of Termination, and (ii) the Other Benefits, in each case to the extent theretofore unpaid.

(f)   Termination by the Executive With Adequate Reason. If the Executive's employment is terminated during the Employment Period by the Executive With Adequate Reason:

   (i)   the Company shall pay to the Executive in a lump sum in cash within 30 days after the Date of Termination the aggregate of the following amounts:

      A.   an amount equal to the Accrued Obligations; and

      B.   an amount equal to the Severance Obligations; and

      C.   an amount equal to the SERP Benefit;

   (ii)   Subject to the provisions of Section 6(h) below, for three years after the Date of Termination, or such longer period as may be provided by the terms of the appropriate plan, program, practice or policy, the Company shall continue the Welfare Benefits;

   (iii)   the Company shall, at its sole expense as incurred, provide the Executive with the Outplacement Assistance Benefit; and

   (iv)   to the extent not theretofore paid or provided, the Company shall timely pay or provide the Other Benefits to the Executive.

   (v)   In the event that (A) the Executive's employment is terminated with Adequate Reason and (B) the Company has securities which are publicly traded on an "established securities market" and the Executive is a "specified employee," in each case within the meaning of Section 409A of the Code, as of the Date of Termination, then notwithstanding the preceding provisions of this

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Section 6(f), the payments and benefits which may be made or provided to the Executive pursuant to clauses (i)B. and C. and clauses (ii) and (iv) of this Section 6(f) prior to the date which is six months and one day after the Date of Termination shall be limited to the medical and dental benefits to be provided in accordance with Section 4(b)(iv) of this Agreement plus such benefits (to be selected by the Employee from the benefits to be provided under this Section 6(f)) in an aggregate amount not to exceed the amount described in Section 402(g)(1)(B) of the Code for the Termination Year. To the extent that the preceding provisions of this Section 6(f) would require payment to the Executive during the six month period commencing on the Date of Termination in excess of this limitation, then any such excess shall be paid to the Executive (without interest) on the date that is six months plus one day after the Date of Termination. The provisions of this clause (v) shall apply only in the event and to the extent necessary to prevent the imposition of any accelerated or additional tax under Section 409A of the Code.

(g)   Termination by Executive Other Than For Good Reason or With Adequate Reason. If the Executive voluntarily terminates his employment during the Employment Period, excluding a termination for Good Reason or With Adequate Reason, this Agreement shall terminate without further obligations to the Executive, other than for Accrued Obligations and the timely payment or provision of Other Benefits. In such case, all Accrued Obligations shall be paid to the Executive in a lump sum in cash within 30 days after the Date of Termination and all Other Benefits shall be timely paid to the Executive in accordance with the terms of the appropriate plan, program, practice or policy.

(h)   Special Rules for In-Kind Benefits or Reimbursements. For purposes of Sections 6(a)(ii), 6(b)(ii), and 6(f)(ii), the provision of Welfare Benefits in kind to the Executive and/or the Executive's family or the provision of reimbursement to the Executive therefor shall be subject to the following conditions: (i) the expenses eligible for reimbursement and the in-kind benefits to be provided are objectively determinable and non-discretionary under applicable plans and programs of the Company ; (ii) the amount of expenses eligible for reimbursement or in-kind benefits provided during the Executive's taxable year may not affect the expenses eligible for reimbursement or in-kind benefits to be provided to the Executive in any other taxable year; (iii) the reimbursement of an eligible expense must be made on or before the last day of the Executive's taxable year following the taxable year in which the expense was incurred; and (iv) the right to reimbursement or in-kind benefits may not be subject to liquidation or exchange for another benefit. The provisions of this subsection (h) shall apply only in the event and to the extent necessary to prevent the imposition of any accelerated or additional tax under Section 409A of the Code.

Company and the Company shall elect which and how much of the Agreement Payments shall be eliminated or reduced consistent with the requirements of this Section 9 and shall notify the Executive promptly of such election. Within five business days thereafter, the Company shall pay to or distribute to or for the benefit of the Executive such amounts as are then due to the Executive under this Agreement.

(c)   As a result of the uncertainty in the application of Section 280G of the Code at the time of the initial determination by the Accounting Firm hereunder, it is possible that Agreement Payments will have been made by the Company which should not have been made ("Overpayment") or that additional Agreement Payments which will have not been made by the Company could have been made ("Underpayment"), in each case, consistent with the calculations required to be made hereunder. In the event that the Accounting Firm determines that an Overpayment has been made, any such Overpayment shall be treated for all purposes as a loan to the Executive which the Executive shall repay to the Company together with interest at the Applicable Federal Rate provided for in Section 7872(f)(2) of the Code; provided, however, that no amount shall be payable by the Executive to the Company (or if paid by the Executive to the Company shall be returned to the Executive) if and to the extent such payment would not reduce the amount which is subject to taxation under Section 4999 of the Code. In the event that the Accounting Firm determines that an Underpayment has occurred, any such Underpayment shall be promptly paid by the Company to or for the benefit of the Executive together with interest at the Applicable Federal Rate provided for in Section 7872(f)(2) of the Code.

10.   Confidential Information. The Executive shall hold in a fiduciary capacity for the benefit of the Company all secret or confidential information, knowledge or data relating to the Company or any of its affiliated companies, and their respective businesses, which shall have been obtained by the Executive during the Executive's employment by the Company or any of its affiliated companies and which shall not be or become public knowledge (other than by acts by the Executive or representatives of the Executive in violation of this Agreement), After termination of the Executive's employment with the Company, the Executive shall not, without prior written consent of the Company or as may otherwise be required by law or legal process, communicate or divulge any such information, knowledge or data to anyone other than the Company and those designated by it. In no event shall an asserted violation of the provisions of this Section 10 constitute a basis for deferring or withholding any amounts otherwise payable to the Executive under this Agreement. This Section 10 shall survive the termination or expiration of this Agreement.

11.   Termination of Change of Control Agreements. At any time during the period commencing 30 days preceding and ending 12 months following a Change of Control, the Company, by irrevocable action of its Board of Directors, may elect to terminate this Agreement and all other similar agreements then in effect and that would be considered as a single plan for purposes of Treasury Regulation Section 1.409A-3(j)(4)(ix)(B) (collectively, the "Change of Control Agreements"), so that under the terms of such termination all employees (including the Executive) who are parties to then effective Change of Control Agreements will receive the compensation and benefits specified by the terms of such Agreements. In the event of such a

7.   Non-exclusivity of Rights. Nothing in this Agreement shall prevent or limit the Executive's continuing or future participation in any plan, program, policy or practice provided by the Company or any of its affiliated companies and for which the Executive may qualify, nor shall anything herein limit or otherwise affect such rights as the Executive may have under any other contract or agreement with the Company or any of its affiliated companies. Amounts which are vested benefits or which the Executive is otherwise entitled to receive under any plan, policy, practice or program of or any contract or agreement with the Company or any of its affiliated companies at or subsequent to the Date of Termination shall be payable in accordance with such plan, policy, practice or program or contract or agreement except as explicitly modified by this Agreement.

8.   Full Settlement. The Company's obligation to make the payments provided for in this Agreement and otherwise to perform its obligations hereunder shall not be affected by any set-off, counterclaim, recoupment, defense or other claim, right or action which the Company may have against the Executive or others. In no event shall the Executive be obligated to seek other employment or take any other action by way of mitigation of the amounts payable to the Executive under any of the provisions of this Agreement and such amounts shall not be reduced whether or not the Executive obtains other employment. The Company agrees to pay as incurred, to the full extent permitted by law, all legal fees and expenses which the Executive may reasonably incur as a result of any contest (regardless of the outcome thereof) by the Company, the Executive or others of the validity or enforceability of, or liability under, any provision of this Agreement or any guarantee of performance thereof (including as a result of any contest by the Executive about the amount of any payment pursuant to this Agreement), plus in each case interest on any delayed payment at the "Applicable Federal Rate" provided for in Section 7872(f)(2)(A) of the Code.

9.   Certain Reductions of Payments.

(a)   Anything in this Agreement to the contrary notwithstanding, in the event it shall be determined that any payment or distribution by the Company to or for the benefit of the Executive (whether paid or payable or distributed or distributable pursuant to the terms of this Agreement or otherwise) (a "Payment") would be nondeductible by the Company for Federal income tax purposes because of Section 280G of the Code, then the aggregate present value of amounts payable or distributable to or for the benefit of the Executive pursuant to this Agreement (such payments or distributions pursuant to this Agreement are hereinafter referred to as "Agreement Payments") shall be reduced (but not below zero) to the Reduced Amount. The "Reduced Amount" shall be an amount expressed in present value which maximizes the aggregate present value of Agreement Payments without causing any Payment to be nondeductible by the Company because of Section 280G of the Code. For purposes of this Section 9 present value shall be determined in accordance with Section 280G(d)(4) of the Code.

(b)   All determinations required to be made under this Section 9 shall be made by the independent registered public accounting firm retained by the Company immediately prior to the Effective Date (the "Accounting Firm") which shall provide detailed supporting calculations both to the

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termination of the Change of Control Agreements at any time that this Agreement is in effect, the Executive shall be entitled to the payments and benefits set forth in Section 6(b) hereof.

12. Limited Right of the Company to Accelerate Payments or Benefits. Except as otherwise provided herein, the Company may not accelerate the payment of any benefits or amounts that constitute "deferred compensation" for purposes of Section 409A of the Code (as in effect at the time of such acceleration), except that the Company may accelerate the time or schedule of a payment hereunder and a payment hereunder may be made at any time that the provisions of this Agreement fail to meet the requirements of Section 409A of the Code and the Treasury Regulations thereunder, but not to exceed the amount required to be included in income as a result of the failure to comply with the requirements of Section 409A of the Code and the Treasury Regulations thereunder.

13. Successors.

(a) This Agreement is personal to the Executive and without the prior written consent of the Company shall not be assigned by the Executive otherwise than by will or the laws of descent and distribution. This Agreement shall inure to the benefit of and be enforceable by the Executive's legal representative.

(b) This Agreement shall inure to the benefit of and be binding upon the Company and its successors and assigns.

(c) The Company will require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business and/or assets of the Company to assume expressly and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform it if no such succession had taken place. As used in this Agreement, "Company" shall mean Forest Laboratories, Inc. with respect to the period prior to the Effective Date and Forest Laboratories, Inc. or any successor to its business and/or assets for the period on or after the Effective Date.

14. Miscellaneous.

(a) This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without reference to principles of conflict of laws. The captions of this Agreement are not part of the provisions hereof and shall have no force or effect. This Agreement may not be amended or modified otherwise than by a written agreement executed by the parties hereto or their respective successors and legal representatives.

(b) All notices and other communications hereunder shall be in writing and shall be given by hand delivery to the other party or by registered or certified mail, return receipt requested, postage prepaid, addressed as follows:

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If to the Executive:
Kevin Walsh
c/o Forest Laboratories, Inc.
909 Third Avenue
New York, New York 10022

If to the Company:

Forest Laboratories, Inc.
Attention: Vice President- General Counsel
909 Third Avenue
New York, New York 10022

or to such other address as either party shall have furnished to the other in writing in accordance herewith. Notice and communications shall be effective when actually received by addressee.

(c) The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement.

(d) The Company may withhold from any amounts payable under this Agreement such Federal, state, local or foreign taxes as shall be required to be withheld pursuant to any applicable law or regulation.

(e) The Executive's or the Company's failure to insist upon strict compliance with any provision of this Agreement or the failure to assert any right the Executive or the Company may have hereunder shall not be deemed to be a waiver of such provision or right or any other provision or right of this Agreement.

(f) The Executive and the Company acknowledge that, except as may otherwise be provided under any written agreement between the Executive and the Company, the employment of the Executive by the Company is "at will" and, subject to Sections 1(a) and 6(a) hereof, prior to the Effective Date, the Executive's employment and/or this Agreement may be terminated by either the Executive or the Company at any time prior to the Effective Date, in which case the Executive shall have no further rights under this Agreement. From and after the Effective Date this Agreement shall supersede any other agreement between the parties with respect to the subject matter hereof, including but not limited to any agreement between the Company and the Executive pursuant to which Executive is entitled to continuation or severance benefits.

(g) The date for payments payable under this Agreement shall be determined in accordance with the terms of this Agreement and shall not be subject to direct or indirect designation by the Executive.



(h) Each payment under this Agreement shall be treated as a separate payment for purposes of Code Section 409A.

IN WITNESS WHEREOF, the Executive has hereunto set the Executive's hand and, pursuant to the authorization from its Board of Directors, the Company has caused these presents to be executed in its name on its behalf, all as of the day and year first above written.

Kevin Walsh

Kevin Walsh

Date: 11/7/08

FOREST LABORATORIES, INC.

By ______________________

Lawrence S. Olanoff, M.D., Ph.D.
President, Chief Operating Officer

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